[STRONG CAPITAL MANAGEMENT LETTERHEAD]




                                         May 5, 2000

VIA EDGAR and VIA FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:     Document Control - EDGAR

Re:     Strong International Equity Funds, Inc. ("Registrant") File
          Nos. 33-45108 and 811-6524
        - Strong Global Technology Fund
        Withdrawal of Post-Effective Amendment
        Accession Number: 0000882563-00-000001

Dear Sir or Madam:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended ("Securities Act"), the Registrant requests the withdrawal of Post-Effective Amendment No. 15 to the Registration Statement under the Securities Act ("PEA 15") and Amendment No. 16 under the Investment Company Act of 1940, as amended ("No. 16"), which was filed on March 24, 2000 under form type 485APOS. The Accession Number for the filing is 0000882563-00-000001.

     PEA 15 and No. 16 were filed to add the Strong Global Technology Fund as a series fund of the Registrant. We are withdrawing PEA 15 and No. 16 because current market conditions do not warrant offering the fund at this time.

     If you have any questions or comments, please call me at (414) 359-3918.

                                   Sincerely,

                                   /s/ Steven J. Shenkenberg
                                   Steven J. Shenkenberg
                                   Vice President



C:     Cathleen A. Ebacher, Senior Counsel


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